Exhibit 21.2

SUBSIDIARIES OF TPC GROUP LLC

1.	TP Capital Corporation, a Delaware corporation

2.	Texas Butylene Chemical Corporation, a Texas corporation

3.	Texas Olefins Domestic International Sales Corporation, a Texas corporation

4.	Port Neches Fuels LLC, a Delaware limited liability company

6.	Texas Petrochemicals Netherlands B.V., a Netherlands private company with limited liability